Exhibit 99.15
Adevinta ASA (ADE) – Subscription by primary insiders in the rights issue
Oslo, 12 November 2019
Reference is made to the previous stock exchange announcement today, on 12 November 2019 regarding the preliminary result of the rights issue in Adevinta ASA (the “Company”).
The Company has received subscriptions by primary insiders for new shares at a subscription price of NOK 0.20 per share in the rights issue on the last day of the subscription period. An overview of the primary insiders including the subscribed amount of new shares and their total holdings following the issuance of new shares is attached to this stock exchange announcement.

This information is subject to disclosure requirements pursuant to section 4-2 of the Norwegian Securities Trading Act.

IMPORTANT NOTICE TO U.S. SHAREHOLDERS
The share collapse and rights issue described in this document involve securities of a foreign company. The share collapse and rights issue are subject to disclosure requirements of a foreign country that are different from those of the United States.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Attachment to Stock Exchange Announcement 12 November 2019
Subscriptions by primary insiders

Name	Subscription rights allocated	New shares subscribed	Total holding of shares*
Rolv Erik Ryssdal	20,357	251	129,502
Per Edström	270	3	543
Mari Vonen	341	4	902

*) Total holdings of shares after the issuanse of new shares in the rights issue